UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number 001-38176

Venator Materials PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park
Stockton-On-Tees, TS22 5FD, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

GENERAL

Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, (2) all references to "Huntsman" refer to Huntsman Corporation and its subsidiaries, (3) all references to the "Titanium Dioxide" segment or business refer to the titanium dioxide ("TiO2") business of Venator, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and former water treatment businesses of Venator, and (5) we refer to the internal reorganization prior to our initial public offering ("IPO"), the separation transactions initiated to separate the Venator business from Huntsman’s other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the financing arrangements and debt, comprising the senior secured term loan facility (the "Term Loan Facility"), the asset-backed revolving credit facility (the "ABL Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities") and the 5.75% senior unsecured notes due 2025 (the "Senior Unsecured Notes"), including the use of the net proceeds of the Senior Credit Facilities and the Senior Unsecured Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation," which occurred on August 8, 2017.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than historical or current factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, construction cost estimates, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, spin-offs or other distributions, strategic opportunities, securities offerings, share repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; legal proceedings, environmental, health and safety ("EHS") matters, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates," "estimates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include:

•the impacts and duration of the global outbreak of the Coronavirus Disease 2019 ("COVID-19") pandemic, including the Delta variant and other variants, on the global economy and all aspects of our business, including our employees, customers, suppliers, partners' results of operations, financial condition and liquidity;
•volatile global economic conditions;
•cyclical and volatile demand for TiO2 products;
•our ability to successfully defend legal claims against us, or to pursue legal claims against third parties;
•highly competitive industries and the need to innovate and develop new products;
•industry production capacity and operating rates;
•high levels of indebtedness;
•our ability to maintain sufficient cash flow to fund our operations and capital expenditures, and service our debt;
•our ability to obtain future capital on favorable terms;
•planned and unplanned production shutdowns, turnarounds, outages and other disruptions at our facilities or our suppliers' manufacturing facilities;

•impacts of climate change and increasing climate change regulations;
•any changes to the prices at which we purchase raw materials and energy, any interruptions in supply of raw materials and energy, or any changes in regulations impacting raw materials and our supply chain;
•increased manufacturing, labeling and waste disposal regulations associated with some of our products, including the classification of TiO2 as a carcinogen in the European Union ("EU") or any increased regulatory scrutiny;
•our ability to successfully grow and transform our business including by way of acquisitions, divestitures and restructuring activities;
•our ability to successfully transfer production of certain specialty and differentiated products formerly produced at our Pori, Finland manufacturing facility to other sites within our manufacturing network and the costs associated with such transfer and the closure of our Pori facility;
•fluctuations in currency exchange rates, interest rates and tax rates;
•our ability to adequately protect our information technology systems, some of which are critical to our business;
•our ability to realize financial and operational benefits from our business improvement plans and initiatives;
•changes to laws, regulations or the interpretation thereof;
•differences in views with our joint venture participants;
•EHS laws and regulations;
•economic conditions and regulatory changes following the exit of the United Kingdom (the "U.K.") from the EU (often referred to as "Brexit");
•seasonal sales patterns in our product markets;
•our ability to comply with expanding data privacy regulations;
•our ability to maintain effective internal controls over financial reporting and disclosure;
•our indemnification of Huntsman;
•financial difficulties and related problems experienced by our customers, vendors, suppliers and other business partners;
•conflicts, military actions, terrorist attacks, public health crises, cyber-attacks and general instability;
•failure to enforce our intellectual property rights; and
•our ability to effectively manage our labor force.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable law.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks set forth in "Part II. Item 1A. Risk Factors."

PART I – FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In millions, except par value)	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents(a)	$161	$220
Accounts receivable (net of allowance for doubtful accounts of $4 and $5, respectively)(a)	393	324
Accounts receivable from affiliates	1	—
Inventories(a)	418	440
Prepaid expenses	31	24
Other current assets	49	49
Total current assets	1,053	1,057
Property, plant and equipment, net(a)	869	947
Operating lease right-of-use assets, net(a)	33	38
Intangible assets, net(a)	14	17
Investment in unconsolidated affiliates	107	104
Deferred income taxes	29	33
Other noncurrent assets	197	161
Total assets	$2,302	$2,357
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$298	$240
Accounts payable to affiliates	21	22
Accrued liabilities(a)	120	118
Current operating lease liability	7	8
Current portion of debt(a)	5	7
Total current liabilities	451	395
Long-term debt	949	950
Operating lease liability	29	33
Other noncurrent liabilities	335	338
Noncurrent payable to affiliates	17	17
Total liabilities	1,781	1,733
Commitments and contingencies (Notes 11 and 12)
Equity
Ordinary shares $0.001 par value, 200 shares authorized, each, 107 issued and outstanding, each	—	—
Additional paid-in capital	1,335	1,330
Retained deficit	(474)	(383)
Accumulated other comprehensive loss	(345)	(329)
Total Venator Materials PLC shareholders' equity	516	618
Noncontrolling interest in subsidiaries	5	6
Total equity	521	624
Total liabilities and equity	$2,302	$2,357

(a) At September 30, 2021 and December 31, 2020, the following amounts from consolidated variable interest entities are included in the respective balance sheet captions above: $4 and $3 of cash and cash equivalents; $5 each of accounts receivable, net; $3 and $2 of inventories; $3 and $4 property, plant and equipment, net; nil and $1 of operating lease right-of-use assets; $6 and $8 of intangible assets, net; $2 each of accounts payable; $2 and $4 of accrued liabilities; nil and $2 of current portion of debt. See "Note 5. Variable Interest Entities."

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Dollars in millions, except per share amounts)	2021	2020	2021	2020
Trade sales, services and fees, net	$557	$474	$1,677	$1,462
Cost of goods sold	511	454	1,529	1,336
Operating expenses:
Selling, general and administrative	37	34	116	112
Restructuring, impairment, and plant closing and transition costs	35	13	60	25
Other operating expense (income), net	5	(1)	13	9
Total operating expenses	77	46	189	146
Operating income (loss)	(31)	(26)	(41)	(20)
Interest expense	(18)	(18)	(53)	(46)
Interest income	3	3	9	9
Other income	3	5	10	12
Loss before income taxes	(43)	(36)	(75)	(45)
Income tax expense	(4)	(3)	(14)	(3)
Net loss	(47)	(39)	(89)	(48)
Net income attributable to noncontrolling interests	—	(3)	(2)	(6)
Net loss attributable to Venator	$(47)	$(42)	$(91)	$(54)

Per Share Data:
Loss attributable to Venator Materials PLC ordinary shareholders, basic	$(0.44)	$(0.39)	$(0.85)	$(0.51)
Loss attributable to Venator Materials PLC ordinary shareholders, diluted	$(0.44)	$(0.39)	$(0.85)	$(0.51)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Dollars in millions)	2021	2020	2021	2020
Net loss	$(47)	$(39)	$(89)	$(48)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(23)	46	(30)	29
Pension and other postretirement benefits adjustments	(3)	3	5	10
Hedging instruments	5	(10)	9	(1)
Total other comprehensive (loss) income, net of tax	(21)	39	(16)	38
Comprehensive loss	(68)	—	(105)	(10)
Comprehensive income attributable to noncontrolling interest	—	(3)	(2)	(6)
Comprehensive loss attributable to Venator	$(68)	$(3)	$(107)	$(16)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2021	107	$—	$1,330	$(383)	$(329)	$6	$624
Net loss	—	—	—	(21)	—	1	(20)
Other comprehensive loss, net of tax	—	—	—	—	(7)	—	(7)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2021	107	$—	$1,331	$(404)	$(336)	$6	$597
Net loss	—	—	—	(23)	—	1	(22)
Other comprehensive income, net of tax	—	—	—	—	12	—	12
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, June 30, 2021	107	$—	$1,333	$(427)	$(324)	$6	$588
Net loss	—	—	—	(47)	—	—	(47)
Other comprehensive loss, net of tax	—	—	—		(21)	—	(21)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, September 30, 2021	107	$—	$1,335	$(474)	$(345)	$5	$521

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2020	107	$—	$1,322	$(271)	$(385)	$7	$673
Net income	—	—	—	7	—	1	8
Other comprehensive loss, net of tax	—	—	—	—	(23)	—	(23)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, March 31, 2020	107	$—	$1,324	$(264)	$(408)	$7	$659
Net loss	—	—	—	(19)	—	2	(17)
Other comprehensive income, net of tax	—	—	—	—	22	—	22
Dividends paid to noncontrolling interests	—	—	—	—	—	(2)	(2)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, June 30, 2020	107	$—	$1,326	$(283)	$(386)	$7	$664
Net loss	—	—	—	(42)	—	3	(39)
Other comprehensive income, net of tax	—	—	—	—	39	—	39
Dividends paid to noncontrolling interests	—	—	—	—	—	(3)	(3)
Activity related to stock plans	—	—	2	—	—	—	2
Balance, September 30, 2020	107	$—	$1,328	$(325)	$(347)	$7	$663

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30,
(Dollars in millions)	2021	2020
Operating Activities:
Net loss	$(89)	$(48)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	89	85
Deferred income taxes	3	(3)
Noncash restructuring and other plant closure costs	7	14
Noncash loss on foreign currency transactions	4	4
Noncash loss (gain) on disposal of businesses/assets, net	1	(6)
Other, net	11	12
Changes in operating assets and liabilities:
Accounts receivable	(79)	20
Inventories	8	87
Prepaid expenses	(7)	(4)
Other current assets	1	4
Other noncurrent assets	(42)	(15)
Accounts payable	64	(113)
Accrued liabilities	(2)	(20)
Other noncurrent liabilities	33	(17)
Net cash provided by operating activities	2	—
Investing Activities:
Capital expenditures	(47)	(54)
Cash received from unconsolidated affiliates	19	28
Investment in unconsolidated affiliates	(21)	(35)
Cash received from notes receivable	—	12
Proceeds from sale of business/assets	6	6
Other investing activities	(4)	—
Net cash used in investing activities	(47)	(43)
Financing Activities:
Net (Repayments) proceeds on short-term debt	(2)	3
Net repayments on notes payable	—	(7)
Repayment of third-party debt	(4)	(4)
Dividends paid to noncontrolling interests	(3)	(6)
Proceeds from issuance of long-term debt	—	221
Debt issuance costs paid	—	(7)
Other, net	(3)	(5)
Net cash (used in) provided by financing activities	(12)	195
Effect of exchange rate changes on cash	(2)	1
Net change in cash and cash equivalents	(59)	153
Cash and cash equivalents at beginning of period	220	55
Cash and cash equivalents at end of period	$161	$208

Supplemental cash flow information:
Cash paid for interest excluding hedging activity	$58	$35
Cash paid for income taxes	5	—
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable as of September 30, 2021 and 2020.	$21	$21

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General, Description of Business, Recent Developments and Basis of Presentation

Description of Business

Venator became an independent publicly traded company following our IPO and separation from Huntsman Corporation in August 2017. Venator operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment primarily manufactures and sells TiO2, and operates seven TiO2 manufacturing facilities across the globe, excluding our plant in Pori, Finland, ongoing closure of which was announced in the third quarter of 2018. The Performance Additives segment manufactures and sells functional additives, color pigments, timber treatment and water treatment chemicals (through May 2021). This segment operates 13 manufacturing and processing facilities globally.

Basis of Presentation

Our unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP" or "U.S. GAAP") and in management’s opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, comprehensive loss, financial condition and cash flows for the periods presented. Results for interim periods are not necessarily indicative of those to be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2020 for our Company.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the notes to the unaudited condensed consolidated financial statements, all dollar and share amounts, except per share amounts, in tabulations are in millions unless otherwise indicated.

COVID-19

The COVID-19 pandemic has had a significant adverse impact on our business and the markets in which we operate beginning in the first quarter of 2020. The measures implemented by governmental authorities around the world to contain the virus, including travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders and business shutdowns, drove a decrease in demand for many of our products. We began to see recovery in the third quarter of 2020 and by the third quarter of 2021 many of our product lines had returned to pre-pandemic levels of demand. However, the continued recovery will depend on a variety of factors beyond our control, including the global rollout of vaccines and the impact of a resurgence of COVID-19 (including from the Delta variant and other emerging variants which may be more contagious) and its effects on the global economy. Because of this, we cannot reasonably estimate with any degree of certainty the future adverse impact the COVID-19 pandemic may have on our results of operations, financial position, or liquidity.

Note 2. Recently Issued Accounting Pronouncements

Accounting Pronouncements Pending Adoption in Future Periods

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). The amendments in this ASU temporarily simplify the accounting for contract modifications, including hedging relationships, due to the transition from London Interbank Offering Rate ("LIBOR") and other interbank offered rates to alternative reference interest rates. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, which provided clarifying guidance to ASU 2020-04. Under ASU No. 2021-01, entities can elect not to remeasure contracts at the modification date or reassess a previous accounting determination if certain conditions are met. Additionally, entities can elect to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain conditions are met. These ASUs were effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. We are currently evaluating the impact of the transition from LIBOR to alternative reference interest rates on our financial statements.

Note 3. Revenue

We generate substantially all of our revenues through sales of inventory in the open market and via long-term supply agreements. At contract inception, we assess the goods promised in our contracts and identify a performance obligation for each promise to transfer to the customer a distinct good. In substantially all cases, a contract has a single performance obligation to deliver a promised good to the customer. Revenue is recognized when the performance obligations under the terms of our contracts are satisfied. Generally, this occurs at the time of shipping, at which point the control of the goods transfers to the customer. Further, in determining whether control has transferred, we consider if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferred goods. Sales, value added, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. We have elected to account for all shipping and handling activities as fulfillment costs. We recognize these costs for shipping and handling when control over products have transferred to the customer as an expense in cost of goods sold. We have also elected to expense commissions when incurred as the amortization period of the commission asset that we would have otherwise recognized is less than one year.

The following table disaggregates our revenues by major geographical region for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30, 2021			Nine months ended September 30, 2021
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$217	$48	$265	$647	$163	$810
North America	81	55	136	236	175	411
Asia	90	20	110	254	67	321
Other	42	4	46	122	13	135
Total Revenues	$430	$127	$557	$1,259	$418	$1,677

	Three months ended September 30, 2020			Nine months ended September 30, 2020
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$182	$47	$229	$554	$139	$693
North America	70	61	131	220	173	393
Asia	64	20	84	212	58	270
Other	27	3	30	97	9	106
Total Revenues	$343	$131	$474	$1,083	$379	$1,462

The following table disaggregates our revenues by major product line for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30, 2021			Nine months ended September 30, 2021
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
TiO2	$430	$—	$430	$1,259	$—	$1,259
Color Pigments	—	74	74	—	222	222
Functional Additives	—	29	29	—	100	100
Timber Treatment	—	24	24	—	87	87
Water Treatment [1]	—	—	—	—	9	9
Total Revenues	$430	$127	$557	$1,259	$418	$1,677

	Three months ended September 30, 2020			Nine months ended September 30, 2020
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
TiO2	$343	$—	$343	$1,083	$—	$1,083
Color Pigments	—	66	66	—	187	187
Functional Additives	—	24	24	—	80	80
Timber Treatment	—	36	36	—	97	97
Water Treatment [1]	—	5	5	—	15	15
Total Revenues	$343	$131	$474	$1,083	$379	$1,462

The amount of consideration we receive and revenue we recognize is based upon the terms stated in the sales contract, which may contain variable consideration such as discounts or rebates. We also give our customers a limited right to return products that have been damaged, do not satisfy their specifications, or for other specific reasons. Payment terms on product sales to our customers typically range from 30 days to 90 days. Although certain exceptions exist where
1 Water treatment business was sold in May 2021.

standard payment terms are exceeded, these instances are infrequent and do not exceed one year. Discounts are allowed for some customers for early payment or if certain volume commitments are met. As our standard payment terms are less than one year, we have elected to not assess whether a contract has a significant financing component. In order to estimate the applicable variable consideration at the time of revenue recognition, we use historical and current trend information to estimate the amount of discounts, rebates, or returns to which customers are likely to be entitled. Historically, actual discount or rebate adjustments relative to those estimated and accrued at the point of which revenue is recognized have not materially differed.

Note 4. Inventories

Inventories are stated at the lower of cost or market, with cost determined using first-in, first-out and average cost methods for different components of inventory. Inventories at September 30, 2021 and December 31, 2020 consisted of the following:

	September 30, 2021	December 31, 2020
Raw materials and supplies	$167	$137
Work in process	52	51
Finished goods	199	252
Total	$418	$440

Note 5. Variable Interest Entities

We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

•Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

•Viance, LLC ("Viance") is our 50%-owned joint venture with International Flavors & Fragrances Inc. Viance markets timber treatment products for Venator. We have determined that the activity that most significantly impacts Viance’s economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance’s behalf. As a result, we concluded that we are the primary beneficiary.

Creditors of these entities have no recourse to Venator’s general credit. As the primary beneficiary of these variable interest entities at September 30, 2021, the joint ventures’ assets, liabilities and results of operations are included in Venator’s unaudited condensed consolidated financial statements.

The revenues, income before income taxes and net cash provided by operating activities for our variable interest entities for the three and nine months ended September 30, 2021 and 2020 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenues	$18	$29	$67	$79
Income before income taxes	—	5	5	11
Net cash provided by operating activities	2	5	10	12

Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs

Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency.

Restructuring Activities

Company-wide Restructuring

In December 2020, we implemented a plan to decommission certain existing equipment in a section of our Duisburg, Germany manufacturing site. As part of the program, we recorded a restructuring credit of $5 million and restructuring expense of $10 million for the three and nine months ended September 30, 2021, respectively, all of which is related to employee benefits. We expect to incur additional cash charges of approximately $5 million through the end of 2022, all of which relates to other employee costs. We expect $3 million of these future costs will relate to the Titanium Dioxide segment and $2 million will relate to the Performance Additives segment.

Titanium Dioxide Segment

In July 2016, we implemented a plan to close our Umbogintwini, South Africa titanium dioxide manufacturing facility. In connection with this plan, in August 2020 we sold the Umbogintwini facility. Accordingly, during the third quarter of 2020 we received proceeds of $6 million related to this sale and recognized a corresponding gain on disposal of assets of $6 million. This gain is recorded in the "Other operating expense (income), net" line item of our unaudited condensed consolidated statement of operations.

In March 2017, we implemented a plan to close the white-end finishing and packaging operation of our titanium dioxide manufacturing facility at our Calais, France site. The announced plan followed the 2015 closure of the black-end manufacturing operations and resulted in the closure of the entire facility. As part of the program, we recorded restructuring and plant closure expense of $1 million and $8 million for the three and nine months ended September 30, 2021 and nil and $4 million for the three and nine months ended September 30, 2020, all of which related to plant shutdown costs. $1 million and $5 million of the plant shutdown costs recorded in the three and nine months ended September 30, 2021 were non-restructuring plant closure costs. We expect to incur additional cash plant shutdown costs for our Calais, France facility of approximately $13 million through 2023.

In September 2018, we implemented a plan to close our Pori, Finland titanium dioxide manufacturing facility. We recorded approximately $39 million of restructuring and plant closing costs for the three months ended September 30, 2021, of which approximately $3 million was restructuring expense related to the plan and $36 million was non-restructuring plant shutdown expenses. Restructuring expense consists of $1 million of cash plant shutdown costs and $2 million of accelerated depreciation. Non-restructuring plant closing costs consist of $7 million recorded as accrued liabilities and $29 million are recorded as other non-current liabilities on our condensed consolidated balance sheet at September 30, 2021. We recorded restructuring expense of $6 million for the nine months ended September 30, 2021, of which $1 million related to other employee costs, $3 million related to plant shutdown costs and $2 million related to accelerated depreciation. Restructuring expense for the nine months ended September 30, 2021 consists of $4 million of cash expense.

We recorded restructuring expense related to our Pori, Finland manufacturing facility of $10 million for the three months ended September 30, 2020, of which $9 million was related to accelerated depreciation and $1 million related to plant shutdown costs. This restructuring expense consists of $1 million of cash expense and a noncash expense of $9 million. We recorded restructuring expense of $18 million for the nine months ended September 30, 2020 of which $11 million was related to accelerated depreciation, $2 million related to employee benefits and $5 million related to plant shutdown costs. This restructuring expense consists of $7 million of cash expense and a noncash expense of $11 million.

We expect to incur additional charges related to our Pori facility of approximately $78 million through the end of 2024, of which $7 million relates to accelerated depreciation, $68 million relates to plant shut down costs, $1 million relates to other employee costs and $2 million relates to the write off of other assets. Future charges consist of $9 million of noncash costs and $69 million of cash costs.

Performance Additives Segment

In May 2021, we completed the sale of our water treatment business for approximately $6 million in cash. We recorded a loss on disposal of $2 million, subject to future working capital adjustments, which is included in Other income in our unaudited condensed consolidated statements of operations.

Accrued Restructuring and Plant Closing and Transition Costs

As of September 30, 2021 and December 31, 2020, accrued restructuring and plant closing and transition costs by type of cost and year of initiative consisted of the following:

	Workforce reductions(1)	Other restructuring costs	Total(2)
Accrued liabilities as of December 31, 2020	$18	$1	$19
2021 charges for 2017 and prior initiatives	1	2	3
2021 charges for 2018 initiatives	1	3	4
2021 charges for 2020 initiatives	8	2	10
2021 payments for 2017 and prior initiatives	(2)	(2)	(4)
2021 payments for 2018 initiatives	(2)	(3)	(5)
2021 payments for 2020 initiatives	(1)	(2)	(3)
Foreign currency effect on liability balance	(1)	(1)	(2)
Accrued liabilities as of September 30, 2021	$22	$—	$22

(1)The total workforce reduction reserves of $22 million relate to the termination of 168 positions, of which 18 positions have been terminated but require future payment as of September 30, 2021.
(2)Accrued liabilities remaining at September 30, 2021 and December 31, 2020 by year of initiatives were as follows:

	September 30, 2021	December 31, 2020
2017 initiatives and prior	$3	$4
2018 initiatives	4	5
2020 initiatives	15	10
Total	$22	$19

Details with respect to our reserves for restructuring, impairment and plant closing and transition costs are provided below by segment and initiative:

	Titanium Dioxide	Performance Additives	Total
Accrued liabilities as of December 31, 2020	$18	$1	$19
2021 charges for 2017 and prior initiatives	3	—	3
2021 charges for 2018 initiatives	4	—	4
2021 charges for 2020 initiatives	10	—	10
2021 payments for 2017 and prior initiatives	(4)	—	(4)
2021 payments for 2018 initiatives	(5)	—	(5)
2021 payments for 2020 initiatives	(3)	—	(3)
Foreign currency effect on liability balance	(2)	—	(2)
Accrued liabilities as of September 30, 2021	$21	$1	$22
Current portion of restructuring reserves	$13	$1	$14
Long-term portion of restructuring reserve	$8	$—	$8

Restructuring, Impairment and Plant Closing and Transition Costs

Details with respect to major cost type of restructuring charges and other plant closure costs for the three and nine months ended September 30, 2021 and 2020 are provided below:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cash charges	$(4)	$1	$17	$11
Impairment of assets	—	3	—	3
Accelerated depreciation	2	9	2	11
Other plant closure costs	37	—	41	—
Total Restructuring, Impairment and Plant Closing and Transition Costs	$35	$13	$60	$25

Note 7. Debt

Outstanding debt, excluding finance leases and net of unamortized discount and issuance costs of $25 million as of September 30, 2021 and December 31, 2020, each, consisted of the following:

	September 30, 2021	December 31, 2020
Term Loan Facility due August 2024	$357	$359
Senior Secured Notes due July 2025	216	215
Senior Unsecured Notes due July 2025	372	372
Other	—	1
Total debt	945	947
Less: short-term debt and current portion of long-term debt	4	6
Long-term debt	$941	$941

The estimated fair value of the Term Loan Facility was $360 million and $358 million as of September 30, 2021 and December 31, 2020, respectively. The estimated fair value of the Senior Secured Notes was $251 million and $247 million as of September 30, 2021 and December 31, 2020, respectively. The estimated fair value of the Senior Unsecured Notes was $352 million and $354 million as of September 30, 2021 and December 31, 2020, respectively. The estimated fair values of the Term Loan Facility, Senior Secured Notes and Senior Unsecured Notes are based upon quoted market prices (Level 1).

The aggregate principal outstanding under our ABL Facility was nil as of September 30, 2021 and December 31, 2020, each.

Senior Credit Facilities

Our Senior Credit Facilities provide for first lien senior secured financing of up to $725 million, consisting of:

•the Term Loan Facility in an aggregate principal amount of $375 million, with a maturity of seven years; and
•the ABL Facility in an aggregate principal amount of up to $350 million, with a maturity of five years.

The Term Loan Facility amortizes in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility and is paid quarterly.

Availability to borrow the $350 million of commitments under the ABL Facility is subject to a borrowing base calculation comprised of accounts receivable and inventory in U.S., Canada, the U.K., Germany and accounts receivable in France and Spain, that fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally decrease borrowing availability. As a result, the aggregate amount available for extensions of credit under the ABL Facility at any time is the lesser of $350 million and the borrowing base calculated according to the formula described above minus the aggregate amount of extensions of credit outstanding under the ABL Facility at such time.

Borrowings under the Term Loan Facility bear interest at a rate equal to, at Venator’s option, either (a) a LIBOR based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL Facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL Facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL Facility for the immediately preceding three-month period. The Senior Credit Facilities contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. In addition, the ABL Facility contains a springing financial covenant that requires the Company and its restricted subsidiaries to maintain a consolidated fixed charge coverage ratio of at least 1:1 for certain periods of time, if borrowing availability is less than a specified threshold. The Senior Credit Facilities contain customary change of control provisions, the breach of which entitle the lenders to take various actions, including the acceleration of amounts due under the facility.

On October 15, 2021, we entered into the Amendment and Restatement Agreement, which amended and restated the ABL Credit Agreement. Among other things, the amendment provides for (i) an extension of the revolving loan commitments pursuant to the ABL Credit Agreement until October 15, 2026, or if earlier, 91 days prior to maturity date of any indebtedness in an amount in excess of $75 million and (ii) a reduction in the revolving loan commitments to $330 million.

Senior Secured Notes

On May 22, 2020, we completed an offering of $225 million in aggregate principal amount of senior secured notes (the "Senior Secured Notes") due on July 1, 2025 at 98% of their face value. The Senior Secured Notes are obligations of our wholly owned subsidiaries, Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers") and bear interest of 9.5% per year payable semi-annually in arrears. The Senior Secured Notes are guaranteed on a senior secured basis by Venator and each of Venator's restricted subsidiaries (other than the Issuers and certain other excluded subsidiaries) that is a guarantor under Venator's Term Loan Facility and ABL Facility. The Senior Secured Notes are

secured on a first-priority basis by liens on all of the assets that secure the Term Loan Facility on a first-priority basis and are secured on a second-priority basis in all inventory, accounts receivable, deposit accounts, securities accounts, certain related assets and other current assets that secure the ABL Facility on a first-priority basis and the Term Loan Facility on a second-priority basis, in each case, other than certain excluded assets. The Senior Secured Notes contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. Upon the occurrence of certain change of control events, holders of the Venator Senior Secured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Secured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Unsecured Notes

Our Senior Unsecured Notes are general unsecured senior obligations of the Issuers and are guaranteed on a general unsecured senior basis by Venator and certain of Venator’s subsidiaries. The indenture related to the Senior Unsecured Notes imposes certain limitations on the ability of Venator and certain of its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of non-guarantor subsidiaries, enter into sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, sell or transfer all or substantially all of its properties and assets. The Senior Unsecured Notes bear interest of 5.75% per year payable semi-annually and will mature on July 15, 2025. The Senior Unsecured Notes will be redeemable in whole or in part at any time on or after July 15, 2020 at the redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, up to, but not including, the redemption date. Upon the occurrence of certain change of control events (other than the separation), holders of the Venator Senior Unsecured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Unsecured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Guarantees

All obligations under the Senior Credit Facilities are guaranteed by Venator and substantially all of our subsidiaries (the "Guarantors"), and are secured by substantially all of the assets of Venator and the Guarantors, in each case subject to certain exceptions. Lien priority as between the Term Loan Facility and the ABL Facility with respect to the collateral will be governed by an intercreditor agreement.

Letters of Credit
As of September 30, 2021 we had $69 million of issued and outstanding letters of credit and bank guarantees to third parties. Of this amount, $36 million were issued by various banks on an unsecured basis with the remaining $33 million issued from our secured ABL Facility.

Note 8. Derivative Instruments and Hedging Activities

To reduce cash flow volatility from foreign currency fluctuations, we enter into forward and swap contracts to hedge portions of cash flows of certain foreign currency transactions. We do not use derivative financial instruments for trading or speculative purposes.

Cross-Currency Swaps

In August 2019, we entered into three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% is payable. The cross-currency swaps have been designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect is to eliminate uncertainty on the U.S. Dollar cash flows. The cross-currency swaps are set to mature in July 2024, which is the best estimate of the repayment date on the intercompany loan.

We formally assessed the hedging relationship at the inception of the hedge in order to determine whether the derivatives that are used in the hedging transactions are highly effective in offsetting cash flows of the hedged item and we will continue to assess the relationship on an ongoing basis. We use the hypothetical derivative method in conjunction with regression analysis to measure effectiveness of our cross-currency swap agreement.

The changes in the fair value of the swaps are deferred in other comprehensive income and subsequently recognized in Other income in the unaudited condensed consolidated statement of operations when the hedged item impacts earnings. Cash flows related to our cross-currency swap that relate to our periodic interest settlement will be classified as operating activities and the cash flows that relates to principal balances will be designated as financing activities. The fair value of these hedges were liabilities of $4 million and $14 million at September 30, 2021 and December 31, 2020, respectively, and are recorded as other noncurrent liabilities on our unaudited condensed consolidated balance sheets. We estimate the fair values of our cross-currency swaps by taking into consideration valuations obtained from a third-party valuation service that utilizes an income-based industry standard valuation model for which all significant inputs are observable either directly or indirectly. These inputs include foreign currency exchange rates, credit default swap rates and cross-currency basis swap spreads. The cross-currency swap has been classified as Level 2 because the fair value is based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

For the nine months ended September 30, 2021 and 2020, the change in accumulated other comprehensive loss associated with these cash flow hedging activities was a gain of $9 million and a loss of $1 million, respectively. As of September 30, 2021, we do not expect to reclassify any accumulated other comprehensive loss to earnings during the next twelve months. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions.

We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We continually monitor our position and the credit rating of our counterparties, and we do not anticipate nonperformance by the counterparties.

Forward Currency Contracts Not Designated as Hedges

We transact business in various foreign currencies and we enter into currency forward contracts to offset the risks associated with foreign currency exposure. At September 30, 2021 and December 31, 2020, we had $82 million and $77 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month. The contracts are valued using observable market rates (Level 2).

Note 9. Income Taxes

Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We recorded income tax expense of $4 million and $3 million for the three months ended September 30, 2021 and 2020, respectively and income tax expense of $14 million and $3 million for the nine months ended September 30, 2021 and 2020, respectively. Our tax expense is significantly affected by the mix of income and losses in tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions.

For U.S. federal income tax purposes Huntsman recognized a gain as a result of the IPO and the separation to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses was increased.

Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. For the year ended December 31, 2019, we estimated that the aggregate future payments required by this provision were expected to be approximately $30 million and we recognized a noncurrent liability for this amount as of December 31, 2019. Due to a decrease in the expectation of future payments as a result of the Internal Revenue Code Section 382 change of control limitation, resulting from SK Capital's acquisition of Venator shares during 2020, our total liability as of September 30, 2021 and December 31, 2020 was $20 million, the current portion of which is $3 million and is included within accounts payable to affiliates on our unaudited condensed consolidated balance sheets. Any subsequent adjustment asserted by U.S. taxing authorities could change the amount of gain recognized with a corresponding basis and liability adjustment for us under the tax matters agreement.

Note 10. Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income attributable to Venator ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing net income available to Venator ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Basic and diluted earnings per share are determined using the following information:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Numerator:
Basic and diluted loss from continuing operations:
Net loss attributable to Venator Materials PLC ordinary shareholders	$(47)	$(42)	$(91)	$(54)
Denominator:
Weighted average shares outstanding	107.3	106.7	107.2	106.7
Potential dilutive impact of share-based awards(1)	0.2	—	0.3	—

(1) The potentially dilutive impact of share-based awards was excluded from the calculation of net loss per share for the three months and nine months ended September 30, 2021 and 2020 because there is an anti-dilutive effect as we are in net loss positions.

For the three and nine months ended September 30, 2021, the number of anti-dilutive employee share-based awards excluded from the computation of diluted earnings per share was 3 million, each. For the three and nine months ended September 30, 2020, the number of anti-dilutive employee share-based awards excluded from the computation of dilutive earnings per share was 4 million, each.

Note 11. Commitments and Contingencies

Legal Proceedings
Overview
We accrue liabilities related to legal matters when they are either known or considered probable and can be reasonably estimated. Legal matters are inherently unpredictable and subject to significant uncertainties, and significant judgment is required to determine both probability and the estimated amount. Some of these uncertainties include the stage of litigation, available facts, uncertainty as to the outcome of any legal proceedings or settlement discussions, and any novel legal issues presented.

In addition to the matters discussed below, we are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these unaudited condensed consolidated financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.
Shareholder Litigation
On February 8, 2019 we, certain of our executive officers, Huntsman and certain banks who acted as underwriters in connection with our IPO and secondary offering were named as defendants in a proposed class action civil suit filed in the District Court for the State of Texas, Dallas County (the "Dallas District Court"), by an alleged purchaser of our ordinary shares in connection with our IPO on August 3, 2017 and our secondary offering on November 30, 2017. The plaintiff, Macomb County Employees’ Retirement System, alleges that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility, among other allegations. Additional complaints making substantially the same allegations were filed in the Dallas District Court by the Firemen's Retirement System of St. Louis on March 4, 2019 and by Oscar Gonzalez on March 13, 2019, with the third case naming two of our directors as additional defendants. The cases filed in the Dallas District Court were consolidated into a single action, In re: Venator Materials PLC Securities Litigation.
On May 8, 2019, we filed a "special appearance" in the Dallas District Court action contesting the court’s jurisdiction over the Company and a motion to transfer venue to Montgomery County, Texas and on June 7, 2019 we and certain defendants filed motions to dismiss. On July 9, 2019, a hearing was held on certain of these motions, which were subsequently denied. On January 21, 2020, the Court of Appeals for the Fifth District of Texas reversed the Dallas District Court’s order that denied the special appearances of Venator and certain other defendants, and rendered judgment dismissing the claims against Venator and certain other defendants for lack of jurisdiction. The Court of Appeals also remanded the case for the Dallas District Court to enter an order transferring the claims against Huntsman to the Montgomery County District Court. On March 19, 2020, plaintiffs from the Dallas District Court case filed suit in New York State Court (New York County) against Venator and the other defendants dismissed from the Dallas District Court case, making substantially the same allegations as were filed in the Dallas District Court. On July 31, 2020, Venator and the other defendants filed a motion to dismiss all claims in the New York State Court case. On March 22, 2021, the New York State Court entered an order dismissing the individual claims of plaintiffs with prejudice as time-barred, and without prejudice to the rights of the putative class. On April 22, 2021, plaintiffs filed a notice of appeal regarding the dismissal by the New York State Court.
An additional case was filed on July 31, 2019, in the U.S. District Court for the Southern District of New York by the City of Miami General Employees' & Sanitation Employees' Retirement Trust, making substantially the same allegations, adding claims under sections 10(b) and 20(a) of the U.S. Exchange Act, and naming all of our directors as additional defendants. A case also was filed in the U.S. District Court for the Southern District of Texas by the Cambria County Employees Retirement System on September 13, 2019, making substantially the same allegations as those made by the plaintiff in the case pending in the Southern District of New York. On October 29, 2019, the U.S. District Court for the Southern District of New York entered an order transferring the case brought by the city of Miami General Employees' & Sanitation Employees' Retirement Trust to the U.S. District Court for the Southern District of Texas, where it was consolidated into a single action with the case brought by the Cambria County Employees' Retirement Trust and is now known as In re: Venator Materials PLC Securities Litigation. On January 17, 2020, plaintiffs in the consolidated federal action filed a consolidated class action complaint. On February 18, 2020, all defendants joined in a motion to dismiss the consolidated complaint, which plaintiffs opposed, and for which oral argument was heard on May 14, 2020. On July 7, 2021, the court issued a decision granting in part and denying in part defendants’ motion to dismiss the consolidated complaint for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6). The court’s decision also indicated plaintiffs may seek leave to replead those claims that were dismissed by August 9, 2021, certain of which plaintiffs did replead.
The plaintiffs in these cases seek to determine that the proceedings should be certified as class actions and to obtain alleged compensatory damages, costs, rescission and equitable relief. We may be required to indemnify our executive officers and directors, Huntsman, and the banks who acted as underwriters in our IPO and secondary offerings, for losses incurred by them in connection with these matters pursuant to our agreements with such parties. While we believe we will prevail on adjudication of these matters, we are unable to determine the likelihood of an unfavorable outcome and we have not made any accrual with regard to this matter.
Tronox Litigation
On April 26, 2019, we acquired intangible assets related to the European paper laminates product line from Tronox. A separate agreement with Tronox entered into on July 14, 2018 requires that Tronox promptly pay us a “break fee” of $75 million upon the consummation of Tronox’s merger with The National Titanium Dioxide Company Limited (“Cristal”) once the sale of the European paper laminates business to us was consummated, if the sale of Cristal’s Ashtabula manufacturing complex to us was not completed. The deadline for such payment was May 13, 2019. On April 26, 2019, Tronox publicly stated that it believes it is not obligated to pay the break fee.
On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We are seeking a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On June 17, 2019, Tronox filed an answer denying that it is obligated to pay the break fee and asserting affirmative defenses and counterclaims of approximately $400 million, alleging that we failed to negotiate the purchase of the Ashtabula complex in good faith. The parties have engaged in discovery and the preparation of expert reports. On February 4, 2021, the parties participated in mediation as required by Delaware courts, during which no settlement was reached. While we believe we will prevail on adjudication of these matters, we are unable to determine the likelihood of an unfavorable outcome and we have not made any accrual with regard to this matter.
Neste Engineering Services Matter
We are party to an arbitration proceeding initiated by Neste Engineering Services Oy (“NES”) on December 19, 2018 for payment of invoices allegedly due of approximately €14 million, or $17 million at September 30, 2021, in connection with the delivery of services by NES to the Company in respect of the Pori site rebuild project. While we have fully accrued for the value of these invoices, we are contesting their validity and filed counterclaims against NES on March 8, 2019. In the arbitration proceeding, our defense and counterclaim were filed on April 17, 2020. NES filed its reply and defense to counterclaim on September 18, 2020. Venator filed its rejoinder on December 20, 2020 and NES filed its rejoinder to reply to defense and counterclaim on February 19, 2021. A hearing during which the arbitration panel will hear the parties’ respective fact witnesses and arguments is scheduled for July 2022.
Calais Pipeline Matter
The Region Hauts-de-France (the “Region”) has issued two duplicate title perception demands against us requiring repayment of €12 million, or $14 million at September 30, 2021. This sum was previously paid to us by the Region under a settlement agreement, pursuant to which we were required to move an effluent pipeline at our Calais site. We filed claims with the Administrative Court in Lille, France on February 14, 2018 and April 12, 2018, requesting orders that the demands be set aside, which suspended enforcement of the demands. On July 12, 2018, the court set aside the first demand. The second demand remains suspended, but in dispute. The parties have lodged various arguments and responses regarding the second demand with the court. The court hearing for this matter has not yet been scheduled. While we believe we will prevail on adjudication of these matters, we are unable to determine the likelihood of an unfavorable outcome and we have not made any accrual with regard to this matter.
Gasum Arbitration
We entered into a natural gas supply agreement with Skangass Oy (now Gasum LNG Oy) in 2015 to supply natural gas to our Pori, Finland manufacturing facility. The initial fixed term of the agreement was ten years. We are entitled to terminate the agreement upon closure of the facility by giving 12 months’ notice of the closure. Upon such termination, a compensation fee would be payable to Gasum.
The agreement requires us to purchase a minimum annual quantity, subject to a mechanism for making up shortfalls. The minimum annual quantity can be reduced (even to zero) in the event of a "Force Majeure Event". We declared that the fire at our Pori facility in January 2017 was a Force Majeure Event under the agreement, reducing the minimum annual quantity to the actual quantity purchased. Gasum alleges that this Force Majeure Event subsequently ceased to apply, and that we were thereafter again obliged to purchase the original minimum annual quantity.

Gasum continues to supply natural gas to the Pori facility. On April 17, 2020, Gasum filed arbitration proceedings seeking declaratory relief to require us to take or pay the original minimum annual quantities of natural gas. In their request, Gasum estimated that the monetary value of declaratory relief to be approximately €27 million, or $32 million at September 30, 2021 should we close the Pori facility by the end of 2022.
On August 6, 2021, the arbitration tribunal issued its decision in the matter and found that the fire was not a Force Majeure Event under the terms of the supply agreement and therefore our obligations under the supply agreement were not suspended. As a result of this decision, we are required to pay the cost of the arbitration panel and Gasum’s legal costs in an amount immaterial to us and we are obligated to continue to purchase the minimum annual quantity under the supply agreement until expiration or earlier termination of the supply agreement. On August 31, 2021, we provided written notice to Gasum of our intention to close operations at the Pori site by August 31, 2022.
Scarlino Gypsum Dispoal
Our Scarlino, Italy TiO2 manufacturing facility, which has a nameplate capacity of 80,000 metric tons and represents approximately 13% of our global nameplate capacity, generates gypsum as a by-product of the manufacturing process, which has been landfilled on-site and also transported for use in the reclamation of a nearby former quarry owned and operated by third parties. We expect there will no longer be capacity for gypsum at the quarry under existing required governmental approvals beyond the second quarter of 2022. Additionally, our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. While we have requested government approval of additional landfill capacity on our Scarlino site that would be sufficient to operate the facility for another year at current operating rates, with an intention to apply for approval of a second year of additional capacity at the on-site landfill as well, to date, government authorities have not approved the proposals we have made. If we are unable to timely obtain required government approvals for additional capacity at the on-site landfill for gypsum generated at the facility, we currently intend to curtail TiO2 production at the facility to reduce the rate at which the remaining capacity at the quarry is consumed. During the period in which we are seeking government approval for additional near-term on-site landfill capacity, we intend to continue to pursue longer term options for reducing the volume of gypsum produced in our process as well as for developing new business opportunities for the sale of gypsum for commercial use.

Note 12. Environmental, Health and Safety Matters

Environmental, Health and Safety Capital Expenditures
We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the nine months ended September 30, 2021 and September 30, 2020, our capital expenditures for EHS matters totaled $12 million and $9 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws. A number of our EHS capital expenditures will be subject to extended timelines as a result of the COVID-19 pandemic. Changes to timelines may be related to regulatory orders or guidelines that cause suppliers or contractors to cease or slow down operational activities, including as a result of changes to social distancing rules, among other factors. The impacts may vary significantly between different jurisdictions.
Environmental Liabilities
We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques as appropriate and are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of September 30, 2021 and December 31, 2020, we had environmental reserves of $14 million and $8 million, respectively.
Environmental Matters
We have incurred, and we may in the future incur, liabilities to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.
In the EU, the Environmental Liability Directive (Directive 2004/35/EC) has established a framework based on the "polluter pays" principle for the prevention and remediation of environmental damage, which establishes measures to prevent and remedy environmental damage. The directive defines "environmental damage" as damage to protected species and natural habitats, damage to water and damage to soil. Operators carrying out dangerous activities listed in the Directive are strictly liable for remediation, even if they are not at fault or negligent.
Under EU Directive 2010/75/EU on industrial emissions, permitted facility operators may be liable for significant pollution of soil and groundwater over the lifetime of the activity concerned. We are in the process of plant closures at facilities in the EU and liability to investigate and clean up waste or contamination may arise during the surrender of operators' permits at these locations under the directive and associated legislation such as the Water Framework Directive (Directive 2000/60/EC) and the Groundwater Directive (Directive 2006/118/EC).
Under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.
Under the Resource Conservation and Recovery Act in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal and we have made accruals for related remediation activity. We are aware of soil, groundwater or surface contamination from past operations at some of our sites and have made accruals for related remediation activity, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities.
Recent developments in climate change related policy and regulations include the Green Deal in the EU; mandatory Task Force on Climate-Related Financial Disclosures (“TCFD”) disclosures in the U.K. and the U.K. commitment to becoming carbon neutral by 2050. Other nations have made or indicated a desire to make similar policy changes and commitments, including the Corporate Governance Improvement and Investor Protection Act in the United States. These changes could affect us in a number of ways including potential requirements to decarbonize manufacturing processes and increased costs of greenhouse gas allowances. We are currently monitoring these developments closely while investigating appropriate climate change strategies to enable us to comply with the new regulations and conform to new disclosure requirements, including TCFD. We expect that our facilities will be subject to additional regulation related to climate change and climate change itself may also have some impact on our operations. However, these impacts are currently uncertain and we cannot predict the nature and scope of these impacts.
Scarlino Investigation
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum as a by-product of its manufacturing process, which is currently used in the reclamation of a nearby former quarry owned and operated by third parties. On September 29, 2021, Italian police arrived at our Scarlino site to conduct a search at the site and to take certain samples at the site and at the former quarry, under an order from the Public Prosecutor’s Office indicating that our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation concerning whether our

Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the disposal of gypsum at the quarry.
Pori Remediation
In connection with our previously announced intention to close our TiO2 manufacturing facility in Pori, Finland, we expect to incur environmental costs related to the cleanup of the facility upon its eventual closure, including remediation and closure costs. While we do not currently have enough information to be able to estimate the range of potential remediation costs for the closure of this facility, the environmental assessment and related discussions with the Finnish environmental authorities are ongoing, and these costs could be material to our unaudited condensed consolidated financial statements.
Harrisburg Remediation
We are engaged in source removal and groundwater remediation at our facility in Harrisburg, NC, under a corrective action plan agreed with the North Carolina Department of Environmental Quality. The agreed interim corrective measures include the removal of a settlement lagoon and the relining of lagoons and containment areas prior to risk based remediation of groundwater. We have environmental reserves of $2 million for this remediation obligation however the risk-based remediation of the groundwater following the remediation of the lagoons and containment areas cannot be reliably estimated at this stage, and these costs could be material to our unaudited condensed consolidated financial statements.
Calais Remediation
Following the closure of our manufacturing facility in Calais, France we are engaged in a site assessment and a remediation assessment. The risk-based targets for remediation and the extent of any required remediation are yet to be agreed with regulators and cannot be reliably estimated, but these costs could be material to our unaudited condensed consolidated financial statements.
Duisburg Remediation
We are engaged in the assessment of metal contaminants in the groundwater and the hydrogeological nature of the groundwater beneath our Duisburg, Germany facility to determine if a risk of contamination exists. Any remediation has not been demonstrated to be required and is not reliably estimable at this stage and will require further technical assessment and regulatory agreement, but these costs could be material to our unaudited condensed consolidated financial statements.

Note 13. Accumulated Other Comprehensive Loss

Other accumulated comprehensive (loss) income consisted of the following:

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments net of tax(b)	Accumulated other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2021	$(19)	$(306)	$(5)	$1	$(329)	$—	$(329)
Other comprehensive (loss) income before reclassifications, gross	(30)	—	—	9	(21)	—	(21)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	5	—	—	5	—	5
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(30)	5	—	9	(16)	—	(16)
Ending balance, September 30, 2021	$(49)	$(301)	$(5)	$10	$(345)	$—	$(345)

	Foreign currency translation adjustment(d)	Pension and other postretirement benefits adjustments net of tax(e)	Accumulated other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2020	$(97)	$(295)	$(5)	$12	$(385)	$—	$(385)
Other comprehensive income (loss) before reclassifications, gross	29	—	—	(1)	28	—	28
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	10	—	—	10	—	10
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive income (loss)	29	10	—	(1)	38	—	38
Ending balance, September 30, 2020	$(68)	$(285)	$(5)	$11	$(347)	$—	$(347)

(a)Amounts are net of tax of nil as of September 30, 2021 and January 1, 2021, each.
(b)Amounts are net of tax of $50 million as of September 30, 2021 and January 1, 2021, each.
(c)See table below for details about the amounts reclassified from accumulated other comprehensive loss.
(d)Amounts are net of tax of nil as of September 30, 2020 and January 1, 2020, each.
(e)Amounts are net of tax of $50 million as of September 30, 2020 and January 1, 2020, each.

	Three months ended September 30,		Nine months ended September 30,		Affected line item in the statement where net income is presented
	2021	2020	2021	2020
Details about Accumulated Other Comprehensive Loss Components(a):
Amortization of pension and other postretirement benefits:
Actuarial loss	$3	$3	$10	$10	Other income
Prior service credit	—	—	—	—	Other income
Total before tax	3	3	10	10
Income tax expense	—	—	—	—	Income tax expense
Total reclassifications for the period, net of tax	$3	$3	$10	$10

(a)Pension and other postretirement benefit amounts in parentheses indicate credits on our unaudited condensed consolidated statements of operations.

Note 14. Operating Segment Information

We derive our revenues, earnings and cash flows from the manufacture and sale of TiO2, functional additives, color pigments, timber treatment and water treatment chemicals (through May 2021). We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines.

The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, timber treatment and water treatment chemicals (through May 2021)

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenues:
Titanium Dioxide	$430	$343	$1,259	$1,083
Performance Additives	127	131	418	379
Total	$557	$474	$1,677	$1,462
Adjusted EBITDA(1)
Titanium Dioxide	$54	$21	$130	$102
Performance Additives	5	5	46	40
	59	26	176	142
Corporate and other	(11)	(9)	(36)	(31)
Total	48	17	140	111
Reconciliation of adjusted EBITDA to net loss:
Interest expense	(18)	(18)	(53)	(46)
Interest income	3	3	9	9
Income tax expense	(4)	(3)	(14)	(3)
Depreciation and amortization	(29)	(29)	(89)	(85)
Net income attributable to noncontrolling interests	—	3	2	6
Other adjustments:
Business acquisition and integration expenses	—	—	—	(1)
Gain (loss) on disposition of business/assets	—	6	(2)	4
Certain legal expenses/settlements	(3)	—	(4)	(3)
Amortization of pension and postretirement actuarial losses	(3)	(3)	(9)	(10)
Net plant incident costs	(6)	(2)	(9)	(5)
Restructuring, impairment and plant closing and transition costs	(35)	(13)	(60)	(25)
Net loss	$(47)	$(39)	$(89)	$(48)

(1)Adjusted EBITDA is defined as net income/loss of Venator before interest expense, interest income, income tax expense/benefit, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in Item 1 hereto.

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in any forward-looking statement because of various factors, including those described in the section titled "Note Regarding Forward-Looking Statements" and "Part II. Item 1A. Risk Factors."

Executive Summary

We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, timber treatment and water treatment businesses (through May 2021). We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, and a leading North American producer of timber treatment products.

COVID-19 Update

The COVID-19 pandemic has had a significant adverse impact on our business and the markets in which we operate beginning in the first quarter of 2020. The measures implemented by governmental authorities around the world to contain the virus, including travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders and business shutdowns, drove a decrease in demand for many of our products. We began to see recovery in the third quarter of 2020 and by the third quarter of 2021 many of our product lines had returned to pre-pandemic levels of demand.

The impacts of the COVID-19 pandemic on our supply chain and the sudden return of global demand have increased global shipping and logistics challenges. We have experienced delays in shipments due to port congestion and availability of vessels and containers and are taking actions to manage through these challenges. We have seen constrained global supplies of ore feedstocks and other raw materials and we have experienced increases in energy, raw materials and shipping costs. We expect supply chain and logistics challenges to continue into 2022, and we continue to proactively manage our supplier network by maintaining close contact with existing suppliers and seeking alternative arrangements.

We have manufacturing and other operations that are important to our company in areas that remain affected by the outbreak. We continue to actively manage our business and have enacted appropriate safety measures across our organization in response to the COVID-19 pandemic, including curtailing non-essential business travel, increasing personal protective equipment requirements at our manufacturing sites, removing non-essential contractors from our sites, increasing cleaning and sanitizing measures, implementing social distancing protocols, requiring or permitting work-from-home arrangements as appropriate and reducing the amount of employees working at a site at any given time. We continue to evaluate the appropriate measures to have in place to safeguard our employees and our business and we may modify our actions as government authorities require or recommend, or as we determine to be in the best interest of our employees, customers, partners and suppliers.

We anticipate strong demand throughout 2021 as COVID-19 vaccinations progress globally and governments continue to roll back restrictions and protective measures that influence the markets in which we operate. Continued recovery will depend on a variety of other factors beyond our control, including the global rollout of vaccines and the impact of a resurgence of COVID-19 (including from the Delta variant and other emerging variants which may be more contagious) and its effects on the global economy.

Recent Trends and Outlook

We expect the following in our Titanium Dioxide segment in the near term: (i) muted seasonality for our functional business due to strong demand limited by historically low inventory levels across our manufacturing network; (ii) continued recovery for certain of our specialty products which have a longer recovery than demand for our functional products as our specialty business continues to be more sensitive to the impacts of COVID-19; (iii) increased energy, raw material and shipping costs, which we expect to partially recover through increases in pricing during the fourth quarter of 2021 and which we expect to fully recover through increases in pricing during 2022; and (iv) benefit from our 2020 business improvement program.

We expect the following in our Performance Additives segment in the near term: (i) sequential decrease in volumes across the segment due to normal seasonal demand trends; (ii) increased energy, shipping and logistics, and raw materials costs, which we expect to partially recover through increases in pricing during the fourth quarter of 2021 and which we expect to fully recover through increases in pricing during 2022; (iii) product portfolio optimization including increased focus on differentiated product sales; and (iv) benefit from our 2020 business improvement program.

During the third quarter of 2020, we announced our 2020 business improvement program that we expect will save approximately $55 million compared to 2019. We expect that this program will be fully implemented by the end of 2022. We realized approximately $16 million of savings during 2020 and we realized an incremental $27 million during the nine months ended September 30, 2021.

We expect total capital expenditures in 2021 to be approximately $75 million. This includes maintenance capital expenditures and the cost of implementing business improvement projects.

Our Scarlino, Italy TiO2 manufacturing facility, which has a nameplate capacity of 80,000 metric tons and represents approximately 13% of our global nameplate capacity, generates gypsum as a by-product of the manufacturing process, which has been landfilled on-site and also transported for use in the reclamation of a nearby former quarry owned and operated by third parties. We expect there will no longer be capacity for gypsum at the quarry under existing required governmental approvals beyond the second quarter of 2022. Additionally, our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. While we have requested government approval of additional landfill capacity on our Scarlino site that would be sufficient to operate the facility for another year at current operating rates, with an intention to apply for approval of a second year of additional capacity at the on-site landfill as well, to date, government authorities have not approved the proposals we have made. If we are unable to timely obtain required government approvals for additional capacity at the on-site landfill for gypsum generated at the facility, we currently intend to curtail TiO2 production at the facility to reduce the rate at which the remaining capacity at the quarry is consumed. During the period in which we are seeking government approval for additional near-term on-site landfill capacity, we intend to continue to pursue longer term options for reducing the volume of gypsum produced in our process as well as for developing new business opportunities for the sale of gypsum for commercial use.

We recognized a valuation allowance against a portion of the deferred tax assets related to our Spanish business as of September 30, 2021, and December 31, 2020. We intend to continue to maintain a valuation allowance until there is sufficient positive evidence to support its partial or full reversal. However, given the Spanish business’ current and anticipated future earnings, we believe there is a reasonable possibility that within the next 12 months, sufficient positive evidence may exist leading to a conclusion that a significant portion of the valuation allowance will no longer be needed. The timing and amount of the valuation allowance release are subject to the timing and amount of profitability the Spanish business achieves.

Results of Operations

The following table sets forth our consolidated results of operations for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(Dollars in millions)	2021	2020	% Change	2021	2020	% Change
Revenues	$557	$474	18%	$1,677	$1,462	15%
Cost of goods sold	511	454	13%	1,529	1,336	14%
Operating expenses(4)	42	33	27%	129	121	7%
Restructuring, impairment and plant closing and transition costs	35	13	169%	60	25	140%
Operating income (loss)	(31)	(26)	19%	(41)	(20)	105%
Interest expense, net	(15)	(15)	—%	(44)	(37)	19%
Other income	3	5	(40%)	10	12	(17%)
Loss before income taxes	(43)	(36)	19%	(75)	(45)	67%
Income tax expense	(4)	(3)	33%	(14)	(3)	367%
Net loss	(47)	(39)	21%	(89)	(48)	85%
Reconciliation of net loss to adjusted EBITDA:
Interest expense, net	15	15	—%	44	37	19%
Income tax expense	4	3	33%	14	3	367%
Depreciation and amortization	29	29	—%	89	85	5%
Net income attributable to noncontrolling interests	—	(3)	100%	(2)	(6)	67%
Other adjustments:
Business acquisition and integration expenses	—	—		—	1
(Gain) loss on disposition of business/assets	—	(6)		2	(4)
Certain legal expenses/settlements	3	—		4	3
Amortization of pension and postretirement actuarial losses	3	3		9	10
Net plant incident costs	6	2		9	5
Restructuring, impairment and plant closing and transition costs	35	13		60	25
Adjusted EBITDA(1)	$48	$17		$140	$111

Net cash provided by operating activities				$2	$—	NM
Net cash used in investing activities				(47)	(43)	9%
Net cash (used in) provided by financing activities				(12)	195	NM
Capital expenditures				(47)	(54)	(13%)

	Three Months Ended	Three Months Ended
(Dollars in millions, except per share amounts)	September 30, 2021	September 30, 2020
Reconciliation of net loss to adjusted net loss attributable to Venator Materials PLC ordinary shareholders:
Net loss	$(47)	$(39)
Net income attributable to noncontrolling interests	—	(3)
Other adjustments:
Business acquisition and integration expenses	—	—
Gain on disposition of business/assets	—	(6)
Certain legal expenses/settlements	3	—
Amortization of pension and postretirement actuarial losses	3	3
Net plant incident costs	6	2
Restructuring, impairment and plant closing and transition costs	35	13
Income tax adjustments(3)	3	12
Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders(2)	$3	$(18)

Weighted-average shares - basic	107.3	106.7
Weighted-average shares - diluted(5)	107.5	106.7

Net loss attributable to Venator Materials PLC ordinary shareholders per share:
Basic	(0.44)	(0.39)
Diluted(5)	(0.44)	(0.39)

Other non-GAAP measures:
Adjusted net income (loss) per share(2):
Basic	0.03	(0.17)
Diluted	0.03	(0.17)

	Nine Months Ended	Nine Months Ended
(Dollars in millions, except per share amounts)	September 30, 2021	September 30, 2020
Reconciliation of net loss to adjusted net income attributable to Venator Materials PLC ordinary shareholders:
Net loss	$(89)	$(48)
Net income attributable to noncontrolling interests	(2)	(6)
Other adjustments:
Business acquisition and integration expenses	—	1
Loss (gain) on disposition of business/assets	2	(4)
Certain legal expenses/settlements	4	3
Amortization of pension and postretirement actuarial losses	9	10
Net plant incident costs	9	5
Restructuring, impairment and plant closing and transition costs	60	25
Income tax adjustments(3)	11	5
Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders(2)	$4	$(9)

Weighted-average shares - basic	107.2	106.7
Weighted-average shares - diluted(5)	107.5	106.7

Net loss attributable to Venator Materials PLC ordinary shareholders per share:
Basic	(0.85)	(0.51)
Diluted(5)	(0.85)	(0.51)

Other non-GAAP measures:
Adjusted net income per share(2):
Basic	0.04	(0.08)
Diluted	0.04	(0.08)

NM—Not meaningful
(1)Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using it to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

(2)Adjusted net income attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income (loss) and adjusted net income (loss) per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented in footnote (1) above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(3)Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(4)As presented within Item 2, operating expenses includes selling, general and administrative expenses and other operating expense (income), net.

(5)The potentially dilutive impact of share-based awards was excluded from the calculation of net loss per share for the three and nine months ended September 30, 2021 and 2020 and from the calculation of adjusted net loss per share for the three and nine month periods ended September 30, 2020, because there is an anti-dilutive effect as we are in a net loss position.

Three Months Ended September 30, 2021 Compared to the Three Months Ended September 30, 2020

For the three months ended September 30, 2021, net loss was $47 million on revenues of $557 million, compared with net loss of $39 million on revenues of $474 million for the same period in 2020. The unfavorable variance of $8 million was the result of the following items:

•Revenues for the three months ended September 30, 2021 increased by $83 million, or 18%, as compared with the same period in 2020. The increase was due to a $87 million increase in revenue in our Titanium Dioxide segment and a $4 million decrease in revenue in our Performance Additives segment. See "—Segment Analysis" below.

•Our operating expenses for the three months ended September 30, 2021 increased by $9 million, or 27%, as compared with the same period in 2020 primarily due to the impact of $7 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic, an increase in certain legal expenses and settlements, and a $6 million gain from the sale of our property in Umbogintwini, South Africa in the third quarter of 2020, partially offset by $5 million of savings from our 2020 business improvement program.

•Restructuring, impairment and plant closing and transition costs was $35 million for the three months ended September 30, 2021, which is inclusive of a credit of $5 million related to the downward revision of employee-related restructuring accruals, compared to $13 million for the same period in 2020. For more information concerning restructuring and plant closing activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Our income tax expense for the three months ended September 30, 2021 was $4 million compared to $3 million for the same period in 2020. Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Three Months Ended		Percent Change Favorable (Unfavorable)
	September 30,
(Dollars in millions)	2021	2020
Revenues
Titanium Dioxide	$430	$343	25%
Performance Additives(3)	127	131	(3%)
Total	$557	$474	18%
Adjusted EBITDA
Titanium Dioxide	$54	$21	157%
Performance Additives	5	5	—%
	59	26	127%
Corporate and other	(11)	(9)	(22%)
Total	$48	$17	182%

	Three Months Ended September 30, 2021 vs. 2020
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	12%	1%	1%	11%
Performance Additives	2%	1%	23%	(29%)

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.
(3)Water treatment business was sold in May 2021.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $430 million for the three months ended September 30, 2021, an increase of $87 million, or 25%, compared to the same period in 2020. The increase was primarily due to a 12% increase in average local currency selling prices which we implemented to recover higher costs of energy, raw materials, and shipping, an 11% increase in sales volumes driven by increased demand in the third quarter of 2021 compared to the same period in the prior year, which was impacted by the COVID-19 pandemic, a 1% favorable impact from foreign currency translation, primarily as a result of the Euro strengthening against the U.S. Dollar, and a 1% favorable impact of mix and other.

Adjusted EBITDA for the Titanium Dioxide segment was $54 million for the three months ended September 30, 2021, an increase of $33 million, or 157%, compared to the same period in 2020. The increase was primarily attributable to an increase in sales volumes, improvements in selling price, a net benefit from foreign currency translation compared to the prior year period, $8 million of savings from our 2020 business improvement program, and the favorable impact of higher plant utilization in the current year. These favorable variances were partially offset by $28 million of higher energy, raw material, and shipping costs and the impact of $12 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

Performance Additives

The Performance Additives segment generated revenues of $127 million for the three months ended September 30, 2021, a decrease of $4 million, or 3%, compared to the same period in 2020. The decrease was primarily due to loss of revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $5 million of revenue in the third quarter of 2020. Excluding the impact of our water treatment business in the third quarter of 2020, our Performance Additives segment revenues increased by approximately $2 million, or 2%, from the prior year period as a result of a 2% increase in average selling price, a 2% increase in mix and other, and a 1% favorable impact from foreign currency translation primarily as a result of the Euro strengthening against the U.S. Dollar, partially offset by a 3% decrease in sales volumes. The decrease in volumes was primarily driven by softer demand in our timber treatment business during the third quarter of 2021.

Adjusted EBITDA for the Performance Additives segment was $5 million for the three months ended September 30, 2021 and 2020. The current year amount reflects the benefit of a higher average selling price, the favorable impact of higher plant utilization in the current year, and a $1 million benefit from our 2020 business improvement program compared to the prior year period. These favorable impacts were offset by higher shipping, energy and raw material costs and the impact of $1 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $11 million in the three months ended September 30, 2021 or $2 million higher than the same period in 2020. The increase was primarily as a result of $2 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic, and an unfavorable impact of foreign exchange rates, partially offset by $1 million of savings from our 2020 business improvement program.

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

For the nine months ended September 30, 2021, net loss was $89 million on revenues of $1,677 million, compared with net loss of $48 million on revenues of $1,462 million for the same period in 2020. The unfavorable variance of $41 million in net loss was the result of the following items:

•Revenues for the nine months ended September 30, 2021 increased by $215 million, or 15%, as compared with the same period in 2020. The increase was due to a $176 million, or 16%, increase in revenue in our Titanium Dioxide segment and a $39 million, or 10%, increase in revenue in our Performance Additives segment. See “—Segment Analysis” below.

•Our operating expenses for the nine months ended September 30, 2021 increased by $8 million, or 7%, as compared with the same period in 2020, primarily due to the impact of $12 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic, a $6 million gain from the sale of our property in Umbogintwini, South Africa in the third quarter of 2020, and increased personnel costs during 2021, partially offset by $17 million of savings from our 2020 business improvement program.

•Restructuring, impairment and plant closing and transition costs for the nine months ended September 30, 2021 was $60 million compared to $25 million for the same period in 2020. For more information concerning restructuring activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Our income tax expense for the nine months ended September 30, 2021 was $14 million compared to $3 million for the same period in 2020. Our income tax expense is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Nine Months Ended		Percent Change Favorable (Unfavorable)
	September 30,
(Dollars in millions)	2021	2020
Revenues
Titanium Dioxide	$1,259	$1,083	16%
Performance Additives(3)	418	379	10%
Total	$1,677	$1,462	15%
Segment adjusted EBITDA
Titanium Dioxide	$130	$102	27%
Performance Additives	46	40	15%
	176	142	24%
Corporate and other	(36)	(31)	(16%)
Total	$140	$111	26%

	Nine Months Ended September 30, 2021 vs. 2020
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	4%	5%	—%	7%
Performance Additives	1%	3%	12%	(6%)

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.
(3)Water treatment business was sold in May 2021.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $1,259 million for the nine months ended September 30, 2021, an increase of $176 million, or 16%, compared to the same period in 2020. The increase was primarily attributable to a 7% increase in sales volumes driven by increased demand during 2021 compared to the same period in the prior year which was impacted by the COVID-19 pandemic, a 4% increase in the average selling price in local currency and a 5% favorable impact from foreign currency translation, primarily as a result of the Euro strengthening against the U.S. Dollar. The increase in sales volumes is net of the impact of a temporary shutdown of a portion of our Greatham manufacturing facility during June and July of 2021 for essential maintenance.

Adjusted EBITDA for the Titanium Dioxide segment was $130 million for the nine months ended September 30, 2021, an increase of $28 million, or 27%, compared to the same period in 2020. The increase was primarily attributable to to an increase in sales volumes, improvements in selling price, a net benefit from foreign currency translation compared to the prior year period, $17 million of savings from our 2020 business improvement program, and the favorable impact of higher plant utilization in the current year. These favorable variances were partially offset by higher energy, raw material and shipping costs and the impact of $14 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

Performance Additives

The Performance Additives segment generated revenue of $418 million for the nine months ended September 30, 2021, an increase of $39 million, or 10%, compared to the same period in 2020. The increase was net of a loss of revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $6 million of revenue in the nine months ended September 30, 2020. Excluding the impact of our water treatment business, there was a $45 million, or 13%, increase in sales as a result of a 7% increase in sales volumes driven by increased demand during 2021 compared to the same period in the prior year, which was impacted by the COVID-19 pandemic, a 3% favorable impact of foreign currency translation, primarily as a result of the Euro strengthening against the U.S. Dollar, a 1% increase in the average local currency selling price, and a 1% improvement due to mix and other.

Adjusted EBITDA in the Performance Additives segment was $46 million, an increase of $6 million, or 15%, for the nine months ended September 30, 2021 compared to the same period in 2020. The increase was primarily attributable to the increase in sales volume compared to the prior year period, improved average selling price, and $5 million of savings from our 2020 business improvement program. These favorable impacts were offset by higher shipping, energy and raw material costs and the impact of $2 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $36 million, or $5 million higher for the nine months ended September 30, 2021 than the same period in 2020. This was primarily as a result of the impact of $7 million of non-recurring savings during 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic, an increase in personnel costs in the first quarter of 2021 compared to the prior year period driven by the timing of payments, and the unfavorable impact of foreign exchange rates, partially offset by $5 million of savings from our 2020 business improvement program.

Liquidity and Capital Resources

The COVID-19 pandemic had a significant impact on our liquidity during 2020 and we took active measures to manage our cash flows during the pandemic. These measures included implementation of our COVID-19 response program during 2020, whereby savings were realized through managing our production network to align with customer demand, managing our inventories and reducing planned capital expenditures during 2020. The cost savings from our COVID-19 response program has been replaced by savings from our 2020 business improvement program, which began in the third quarter of 2020.

We had cash and cash equivalents of $161 million and $220 million as of September 30, 2021 and December 31, 2020, respectively. We have an ABL Facility with an available aggregate principle amount of up to $350 million. Availability to borrow under the ABL Facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase borrowing availability. The borrowing base calculation as of September 30, 2021 is approximately $267 million, of which $235 million is available to be drawn as a result of approximately $32 million of letters of credit issued and outstanding at September 30, 2021.

On October 15, 2021, we entered into the Amendment and Restatement Agreement, which amended and restated the ABL Credit Agreement. Among other things, the amendment provides for (i) an extension of the revolving loan commitments pursuant to the ABL Credit Agreement until October 15, 2026, or if earlier, 91 days prior to maturity date of any indebtedness in an amount in excess of $75 million and (ii) a reduction in the revolving loan commitments to $330 million.

Our financing arrangements also include borrowings of $375 million under the Term Loan Facility, $225 million of Senior Secured Notes, and $375 million of Senior Unsecured Notes, issued by our subsidiaries Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers"). We have a related-party note payable to Huntsman for a liability pursuant to the tax matters agreement entered into at the time of the separation of which $17 million has been presented as noncurrent payable to affiliate and $3 million is included within accounts payable to affiliates on our unaudited condensed consolidated balance sheets.

Items Impacting Short-Term and Long-Term Liquidity
Our liquidity can be significantly impacted by various factors in addition to those described below. The following matters had, or are expected to have, a significant impact on our liquidity:

•Net cash outflows from accounts receivable, inventory and accounts payable, as reflected in our unaudited condensed consolidated statements of cash flows were $7 million for the nine months ended September 30, 2021, an increase of $1 million compared to the same period in the prior year. We expect our working capital to have an immaterial impact on our liquidity through the remainder of 2021.

•We expect total capital expenditures in 2021 to be approximately $75 million. This includes maintenance capital expenditures and the cost of implementing business improvement projects.

• During the nine months ended September 30, 2021, we made contributions to our pension and postretirement benefit plans of $27 million. We expect a net cash inflow of $9 million from our pension and postretirement benefits plans in the fourth quarter of 2021 as a result of a refund from escrow of $21 million upon completion of the valuation of our largest pension plan, partially offset by our fourth quarter contributions to our pension plans of $12 million.

•We are involved in a number of cost reduction programs for which we have established restructuring accruals. As of September 30, 2021, we had $22 million of accrued restructuring costs of which $14 million is classified as current. We expect to incur additional restructuring and plant closing costs during the fourth quarter of 2021 of approximately $9 million, $3 million of which are for noncash charges. We expect to pay approximately $7 million for restructuring through the remainder of 2021. For further discussion of these plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•During the third quarter of 2020, we announced our 2020 business improvement program that we expect will save approximately $55 million compared to 2019. We expect that this program will be fully implemented by the end of 2022. We realized approximately $16 million of savings during 2020 and we recognized an incremental $27 million during the nine months ended September 30, 2021.

•We expect to pay an incremental $15 million to $25 million for carbon emissions credits in 2022 compared to 2021 as a result of lower free emissions allowances and higher prices for emissions credits in the EU and U.K. We expect the impact of carbon emissions on our liquidity beyond 2022 to be driven by market pricing for carbon emissions credits and continued reductions in free allowances from the EU and U.K.

•We are in the process of closing our Pori, Finland, TiO2 manufacturing facility and we anticipate that we will terminate production at the Pori site in the first half of 2022. As a result of the closure, we anticipate future cash payments of approximately $110 million of which $74 million is related to our Pori restructuring plan and $36 million relates to other Pori plant shutdown costs. We anticipate $21 million of these cash payments will be made in the next twelve months.

We have $945 million in debt outstanding, net of unamortized discount and issuance costs, including $357 million under our Term Loan Facility, $216 million from our 9.5% Senior Secured Notes due 2025 and $372 million from our 5.75% Senior Unsecured Notes due 2025. Through September 30, 2021, we are in compliance with all applicable financial covenants included in the terms of our Senior Credit Facility, Senior Secured Notes and Senior Unsecured Notes.

As of September 30, 2021 and December 31, 2020, we had $5 million and $7 million, respectively, classified as current portion of debt.

As of September 30, 2021 and December 31, 2020, we had $20 million and $15 million, respectively, of cash and cash equivalents held outside of the U.K., U.S. and Europe, including our variable interest entities. As of September 30, 2021, our non-U.K. subsidiaries have no plan to distribute funds in a manner that would cause them to be subject to U.K., U.S., or other local country taxation.

Cash Flows for the Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

Net cash provided by operating activities was $2 million for the nine months ended September 30, 2021, compared to nil for the nine months ended September 30, 2020. The favorable variance in net cash used in operating activities for the nine months ended September 30, 2021 compared with the same period in 2020 was primarily attributable to a $34 million favorable variance in cash flows from changes in operating assets and liabilities, partially offset by a $32 million unfavorable variance from cash inflows from net income.

Net cash used in investing activities was $47 million for the nine months ended September 30, 2021, compared to $43 million for the nine months ended September 30, 2020. The increase in net cash used in investing activities was primarily attributable to a $12 million unfavorable variance in cash received from notes receivable, partially offset by a decrease in capital expenditures of $7 million.

Net cash used in financing activities was $12 million for the nine months ended September 30, 2021, compared to net cash provided by financing activities of $195 million for the nine months ended September 30, 2020. The unfavorable variance in net cash (used in) provided by financing activities for the nine months ended September 30, 2021 compared with the same period in 2020 was primarily attributable to the net proceeds of $215 million from the issuance of our Senior Secured Notes in the second quarter of 2020.

Changes in Financial Condition

The following information summarizes our working capital as of September 30, 2021 and December 31, 2020:

(Dollars in millions)	September 30, 2021	December 31, 2020	Increase (Decrease)	Percent Change
Cash and cash equivalents	$161	$220	$(59)	(27%)
Accounts and notes receivable, net	393	324	69	21%
Accounts receivable from affiliates	1	—	1	NM
Inventories	418	440	(22)	(5%)
Prepaid expenses	31	24	7	29%
Other current assets	49	49	—	—%
Total current assets	$1,053	$1,057	$(4)	—%
Accounts payable	298	240	58	24%
Accounts payable to affiliates	21	22	(1)	(5%)
Accrued liabilities	120	118	2	2%
Current operating lease liability	7	8	(1)	(13%)
Current portion of debt	5	7	(2)	(29%)
Total current liabilities	$451	$395	$56	14%
Working capital	$602	$662	$(60)	(9%)

Our working capital decreased by $60 million as a result of the net impact of the following significant changes:

•Cash and cash equivalents decreased by $59 million primarily due to $2 million of cash inflows due to operating activities, $47 million of cash outflows for investing activities, and outflows of $12 million for financing activities.
•Accounts receivable increased by $69 million, or 21%, from December 31, 2020 to September 30, 2021. This increase is as a result of the increase in sales from the fourth quarter of 2020 to the third quarter of 2021, and a temporary increase of $17 million in VAT receivable due to the implementation of new VAT arrangements as a result of Brexit. We anticipate that this VAT receivable will be collected by the first quarter of 2022 now that the new VAT arrangements are in place.
•Inventory decreased $22 million at September 30, 2021 as compared to the prior year-end, reflecting a decrease in finished goods of $53 million driven by strong customer demand outpacing production, and a $30 million increase in raw materials driven by the timing of ore shipments.
•Current intangible assets increased as a result of carbon emissions credits purchased during the year.
•Accounts payable increased by $58 million primarily as a result of the timing of payments and receipt of raw material shipments.

Financing Arrangements

For a discussion of financing arrangements see "Note 7. Debt" of the notes to unaudited condensed consolidated financial statements.

Restructuring, Impairment and Plant Closing and Transition Costs

For a discussion of our restructuring plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 11. Commitments and Contingencies—Legal Matters" of the notes to unaudited condensed consolidated financial statements.

Environmental, Health and Safety Matters

As noted in the 2020 Form 10-K, specifically within "Part I. Item 1. Business—Environmental, Health and Safety Matters" and "Part I. Item 1A. Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition. For a discussion of EHS matters, see "Note 12. Environmental, Health and Safety Matters" of the notes to unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see "Note 2. Recently Issued Accounting Pronouncements" of the notes to unaudited condensed consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our unaudited condensed consolidated financial statements. There have been no changes to our critical accounting policies or estimates. See the Company’s critical accounting policies in "Part 2. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" in the 2020 Form 10-K.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates, and commodity prices. We manage these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. We do not invest in derivative instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk through the structure of our debt portfolio which includes a mix of fixed and floating rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest-bearing liabilities.

The carrying value of our floating rate debt is $357 million at September 30, 2021. A hypothetical 1% increase in interest rates on our floating rate debt as of September 30, 2021, would increase our interest expense by approximately $4 million on an annualized basis.

Foreign Exchange Rate Risk

We are exposed to market risks associated with foreign exchange. Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. At September 30, 2021 and December 31, 2020, we had $82 million and $77 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month.

In August 2019, we entered into three cross-currency swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% is payable. The cross-currency swaps have been designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect is to eliminate uncertainty on the U.S. Dollar cash flows. The cross-currency swaps are set to mature July 2024, which is the best estimate of the repayment date on the intercompany loan.

During 2021, the changes in accumulated other comprehensive loss associated with these cash flow hedging activities was a gain of $9 million.

Commodity Price Risk

A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with the changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk. We did not have any commodity derivative instruments in place as of September 30, 2021 and December 31, 2020.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Except as set forth below, there have been no material developments with respect to the legal proceedings referenced in Part I, Item 3 of our Annual Report on Form 10-K for the year ended December 31, 2020.

Shareholder Litigation

On February 8, 2019 we, certain of our executive officers, Huntsman and certain banks who acted as underwriters in connection with our IPO and secondary offering were named as defendants in a proposed class action civil suit filed in the District Court for the State of Texas, Dallas County (the "Dallas District Court"), by an alleged purchaser of our ordinary shares in connection with our IPO on August 3, 2017 and our secondary offering on November 30, 2017. The plaintiff, Macomb County Employees’ Retirement System, alleges that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility, among other allegations. Additional complaints making substantially the same allegations were filed in the Dallas District Court by the Firemen's Retirement System of St. Louis on March 4, 2019 and by Oscar Gonzalez on March 13, 2019, with the third case naming two of our directors as additional defendants. The cases filed in the Dallas District Court were consolidated into a single action, In re Venator Materials PLC Securities Litigation.
On May 8, 2019, we filed a "special appearance" in the Dallas District Court action contesting the court’s jurisdiction over the Company and a motion to transfer venue to Montgomery County, Texas and on June 7, 2019 we and certain defendants filed motions to dismiss. On July 9, 2019, a hearing was held on certain of these motions, which were subsequently denied. On January 21, 2020, the Court of Appeals for the Fifth District of Texas reversed the Dallas District Court’s order that denied the special appearances of Venator and certain other defendants, and rendered judgment dismissing the claims against Venator and certain other defendants for lack of jurisdiction. The Court of Appeals also remanded the case for the Dallas District Court to enter an order transferring the claims against Huntsman to the Montgomery County District Court. On March 19, 2020, plaintiffs from the Dallas District Court case filed suit in New York State Court (New York County) against Venator and the other defendants dismissed from the Dallas District Court case, making substantially the same allegations as were filed in the Dallas District Court. On July 31, 2020, Venator and the other defendants filed a motion to dismiss all claims in the New York State Court case. On March 22, 2021, the New York State Court entered an order dismissing the individual claims of plaintiffs with prejudice as time-barred, and without prejudice to the rights of the putative class. On April 22, 2021, plaintiffs filed a notice of appeal regarding the dismissal by the New York State Court.
An additional case was filed on July 31, 2019, in the U.S. District Court for the Southern District of New York by the City of Miami General Employees' & Sanitation Employees' Retirement Trust, making substantially the same allegations, adding claims under sections 10(b) and 20(a) of the U.S. Exchange Act, and naming all of our directors as additional defendants. A case also was filed in the U.S. District Court for the Southern District of Texas by the Cambria County Employees Retirement System on September 13, 2019, making substantially the same allegations as those made by the plaintiff in the case pending in the Southern District of New York. On October 29, 2019, the U.S. District Court for the Southern District of New York entered an order transferring the case brought by the city of Miami General Employees' & Sanitation Employees' Retirement Trust to the U.S. District Court for the Southern District of Texas, where it was consolidated into a single action with the case brought by the Cambria County Employees' Retirement Trust and is now known as In re: Venator Materials PLC Securities Litigation. On January 17, 2020, plaintiffs in the consolidated federal action filed a consolidated class action complaint. On February 18, 2020, all defendants joined in a motion to dismiss the consolidated complaint, which plaintiffs opposed, and for which oral argument was heard on May 14, 2020. On July 7, 2021, the court issued a decision granting in part and denying in part defendants’ motion to dismiss the consolidated complaint for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6). The court’s decision also indicated plaintiffs may seek leave to replead those claims that were dismissed by August 9, 2021, certain of which plaintiffs did replead.

The plaintiffs in these cases seek to determine that the proceedings should be certified as class actions and to obtain alleged compensatory damages, costs, rescission and equitable relief. We may be required to indemnify our executive officers and directors, Huntsman, and the banks who acted as underwriters in our IPO and secondary offerings, for losses incurred by them in connection with these matters pursuant to our agreements with such parties.
Tronox Litigation

On April 26, 2019, we acquired intangible assets related to the European paper laminates product line from Tronox. A separate agreement with Tronox entered into on July 14, 2018 requires that Tronox promptly pay us a “break fee” of $75 million upon the consummation of Tronox’s merger with The National Titanium Dioxide Company Limited (“Cristal”) once the sale of the European paper laminates business to us was consummated, if the sale of Cristal’s Ashtabula manufacturing complex to us was not completed. The deadline for such payment was May 13, 2019. On April 26, 2019, Tronox publicly stated that it believes it is not obligated to pay the break fee.

On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We are seeking a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On June 17, 2019, Tronox filed an answer denying that it is obligated to pay the break fee and asserting affirmative defenses and counterclaims of approximately $400 million, alleging that we failed to negotiate the purchase of the Ashtabula complex in good faith. On February 4, 2021, the parties participated in mediation as required by Delaware courts, during which no settlement was reached.

ITEM 1A. RISK FACTORS

The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in Part I, Item 1A of the 2020 Form 10-K, Part II, Item 1A of Form 10-Q for the period ended March 31, 2021, and Part II, Item 1A of Form 6-K for the period ended June 30, 2021 under the heading “Risk Factors.” In addition to those risk factors, the below risk factor is applicable to us. Any one or more of these risk factors could, in whole or in part, directly or indirectly, materially adversely impact the Company's business and stock price and cause the Company’s actual financial condition and operating results to vary materially from its past, or its anticipated future, financial condition and operating results.

Restrictions on disposal of waste from our manufacturing processes could result in higher costs and negatively impact our ability to operate our manufacturing facilities.

A variety of materials are generated by our manufacturing processes, some of which are saleable as products or byproducts and others of which are not and must be reused or disposed of as waste. Storage, transportation, reuse and disposal of waste are generally regulated by governmental authorities in the jurisdictions in which we operate. If existing arrangements for reuse or disposal of waste cease to be available to us, as a result of new rules, regulations or interpretations thereof, exhaustion of reclamation activities, landfill closures, or otherwise, we will need to find new arrangements for reuse or disposal, which could result in increased costs to us and negatively impact our consolidated financial statements. For example, gypsum is generated by our TiO2 manufacturing facilities that use the sulfate process, such as those at Scarlino, Italy and Teluk Kalong, Malaysia. The gypsum from our Scarlino facility is currently used in the reclamation of a nearby former quarry and, at current rates, our existing permit allows continued use of the quarry into the second quarter of 2022. In April 2021, we were denied approval to use gypsum for reclamation at another quarry that would have provided us several more years of capacity. We are currently pursuing actions (including reduction in gypsum production, increased gypsum sales and, subject to government approval, use of additional storage capacity at existing locations) that would provide additional near-term and longer-term options. However, such options generally require governmental approval and there can be no assurance that such approvals will be received in a timely manner or at all. Any classification of waste material produced at our facilities as hazardous is likely to have an adverse impact on obtaining such approvals. Failure to find viable new disposal arrangements for these materials, including those originating at our Scarlino, Italy site, could significantly impact our manufacturing operations, up to and including the temporary or permanent closure of related manufacturing facilities.

In addition, in connection with the classification in the EU and the U.K. of TiO2 as a Category 2 Carcinogen, Member States could require that all wastes in a powder form meeting the specifications in the classification are classified as hazardous waste. This could result in significant changes to how wastes from our operations in the EU (including at our Scarlino, Italy site and elsewhere) are handled, including additional or more stringent manufacturing regulations, labelling requirements, transportation logistics, and other requirements regarding the ability to reuse or sell wastes and byproducts, or otherwise dispose of such materials. Any such regulations could have a significant impact on our manufacturing operations and results of operations.

ITEM 6. EXHIBITS

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Quarterly Report on Form 6-K.

Incorporated by Reference
Exhibit Number	Description	Schedule Form	Exhibit	Filing Date
10.1	Amendment and Restatement Agreement, dated as of October 15, 2021, by and among Venator Materials PLC, the borrowers and guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, which amends and restates that certain Revolving Credit Agreement, dated as of August 8, 2017 (as amended, restated, amended and restated, supplemented and/or otherwise modified prior to October 15, 2021).	6-K	10.1	October 21, 2021
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page to this Quarterly Report on Form 6-K, formatted in XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VENATOR MATERIALS PLC (Registrant)

Date:	November 3, 2021	By:	/s/ Kurt D. Ogden
Kurt D. Ogden
Executive Vice President and Chief Financial Officer